Filed Pursuant to Rule 424(b)(3)
Registration File Number: 333-140020

PROSPECTUS

2,500,000 Shares

VERTICALNET, INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 2,500,000 shares of common stock, none of which is outstanding and all of which may be issued as payment of principal and interest on our $6.6 million aggregate principal amount of senior secured convertible promissory notes due July 2007, or the convertible notes, held by selling shareholders or upon conversion of the convertible notes. We also have an outstanding registration statement, File Number 333-128348, relating to the public offering, which was not underwritten, of 1,352,680 shares of common stock (after giving effect to the reverse stock split described below), and an outstanding registration statement, File Number 333-135789, relating to the public offering, which was not underwritten, of 2,000,000 shares of common stock, which in each case were issued as payment of principal and interest under the convertible notes held by the selling shareholders named therein or upon conversion of the convertible notes.

The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

On June 12, 2006, we effected a one-for-seven reverse stock split, or the reverse stock split, of our outstanding shares of common stock. All references to shares of our common stock in this prospectus reflect the result of the reverse stock split. Shares of our common stock are quoted on The Nasdaq Capital Market under the symbol “VERT.” The last reported sale price of our shares on February 8, 2007 was $0.66 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. RISK FACTORS BEGIN ON PAGE 2.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2007

SUMMARY

The following summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section, as well as the information incorporated by reference in this prospectus before deciding to invest in shares of our common stock.

Our Company

We are a provider of On–Demand Supply Management solutions to companies ranging in size from mid-market to Global 2000. We provide a full scope of Supply Management software, services, and domain expertise in areas that include: Program Management, Spend Analysis, eSourcing, Advanced Sourcing, Contract Management, and Supplier Performance Management. Our solutions help our customers save money on the goods and services they buy.

In addition to traditional software installation and application service provider hosting, we offer the majority of our software products in an “on-demand” delivery model. On-demand delivery enables our customers to pay a single annual fee that includes software license, maintenance, application hosting, customer/community support, and training. We believe that our on-demand delivery model mitigates the software implementation costs for our customers, and reduces the obstacles to a successful supply management initiative.

In addition to implementation services, we also provide customers with supply management business process consulting, primarily in the areas of Spend Analysis and Advanced Sourcing, and offer custom software development for customers that desire to build additional supply management capabilities.

About Verticalnet, Inc.

Principal Executive Offices:	Internet Address:
Verticalnet, Inc. 400 Chester Field Parkway Malvern, Pennsylvania 19355 Phone: (610) 240-0600	www.verticalnet.com (Information contained on our website is not a part of this prospectus)

RISK FACTORS

We may require additional capital to fund our operations and obligations.

We currently believe that we will be able to finance our capital requirements and anticipated operating losses through December 31, 2007, assuming that (i) we are able to repay a portion of the convertible notes with our common stock as discussed below, (ii) the convertible notes and discount note are not declared in default within this timeframe, (iii) we are able to sell or license certain non-strategic technology assets and (vi) our actual revenues and expenses are within our current projected estimates.

As of September 30, 2006, we had cash and cash equivalents of $2.5 million. Under the terms of the convertible notes, we are required to maintain a cash balance of at least $1.5 million. As of December 31, 2006, the outstanding payments to be made under the convertible notes are $2.1 million, plus interest, and the amount of each remaining monthly principal payment under the convertible notes is as follows: $317,500 in January and February 2007; $305,450 in March 2007; and $292,500 from April 2007 through July 2007. As of December 31, 2006, the outstanding principal amount of $5.5 million is due under our recently amended $5.5 million senior subordinated discounted promissory note, or the discount note, on April 1, 2008 and interest payments of $165,000 are payable under the discount note quarterly until the maturity date.

Given our cash level and debt repayment schedules, we believe we may seek to obtain additional debt or equity financing or seek to restructure or refinance our existing indebtedness, subject to obtaining any required consent from our debt holders, which may result in the issuance of additional debt or equity securities that may further dilute our existing shareholders. In addition, we are exploring the licensing of certain non-strategic technology assets to enhance our liquidity and further reduce our cost structure, as well as the sale of specific non-strategic technology assets redundant with our core technology products, subject to obtaining the consent of our debt holders to sell such assets. In the event that we are successful in the sale or licensing of these non-strategic assets, we may be required to use the proceeds to reduce the outstanding balance of the convertible notes or the discount note.

In addition, if we are ultimately unable, for any reason, to receive cash payments expected from our customers, our business, financial condition, and results of operations may be materially and adversely affected.

Our indebtedness and debt service obligations may adversely affect our cash flows.

Should we be unable to satisfy our interest and principal payment obligations under our convertible notes through the issuance of shares of our common stock, we will be required to pay those obligations in cash. If we are unable to generate sufficient cash to meet these obligations as well as our obligations under our discount note, we may have to restructure or limit our operations.

Under the terms of the discount note, we are prohibited from paying the monthly principal and interest payments under the convertible notes in cash to the extent we can make such payments in shares of our common stock in accordance with the terms of the convertible notes. However, the terms of the convertible notes impose limitations on the number of shares we can use to make principal and interest payments based on the trading price and volume of our common stock. As a result, during periods when the trading price and volume of our common stock has declined, we have not been able to make the entire principal and interest payments under the convertible notes in shares of common stock. Historically, we have made at least a portion of the monthly principal and interest payments on the convertible notes in shares of common stock. If we cannot make principal and interest payments under the convertible notes with shares of common stock, we will have to use our available cash to make such payments.

We may also be required to make monthly principal and interest payments on the convertible notes in cash instead of shares of common stock if this Registration Statement is not declared effective by the SEC or if this Registration Statement is declared effective and later ceases to remain effective. In September 2006, we filed a registration statement, or the 2006 registration statement, registering 2,000,000 shares of common stock for resale, which was our estimate of the number of shares of common stock issuable as payment for the remaining principal and interest payments on the convertible notes or upon conversion of the convertible notes. The 2006 registration statement was declared effective in September 2006. As of February 9, 2007, we had 527 shares of common stock remaining available for issuance under the 2006 registration statement for payments on the convertible notes, which, based on the current trading price and trading volume of our common stock, would not be sufficient to pay the remaining monthly principal and interest payments under the convertible notes . Therefore, if this Registration Statement is not declared effective by the SEC, or if it is declared effective and later ceases to remain effective, we will be required to pay the remaining principal and interest payments under the convertible notes in cash.

Our indebtedness could have significant additional negative consequences, including, but not limited to:

•

requiring the dedication of a substantial portion of our expected cash flow from operations to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility to plan for, or react to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage to competitors with less debt obligations and competitors that have better access to capital resources.

Our convertible notes and discount note provide that upon the occurrence of various events of default and change of control transactions, the holders would be entitled to require us to prepay the notes for cash, which could leave us with little or no working capital for operations or capital expenditures.

Our convertible notes and discount note allow the holders thereof to require us to prepay the notes upon the occurrence of various events of default, such as the failure to list our shares on the OTC Bulletin Board or another acceptable exchange if we are delisted from The Nasdaq Capital Market or our receiving a qualification from our auditors as to our ability to continue as a “going concern.” Some of the events of default include matters over which we may have little or no control. The convertible notes and the discount note contain cross-default provisions, which means that a default under either instrument results in a default under the other instrument. If we are unable to comply with the covenants under the convertible notes or the discount note, the holders of the convertible notes and the discount note may declare us in default and may declare all amounts due under the notes, including any accrued interest and penalties. As of December 31, 2006, we were in compliance with the covenants under the convertible notes and the discount note. However, no assurance is made that we will remain in compliance with all of the covenants under the convertible notes and the discount note.

We may also be required to prepay the convertible notes and the discount note upon the occurrence of specified change of control transactions. If an event of default or a change in control occurs, we may be unable to prepay the entire amount due under the convertible notes and the discount note in cash. Even if we were able to prepay the entire amount in cash, any such prepayment could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our obligations under our notes, nor do we anticipate doing so.

We may not generate an operating profit.

As of September 30, 2006, our accumulated deficit was approximately $1.2 billion. We may never again generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

We generate a significant portion of our revenues and accounts receivable from two customers.

For the nine months ended September 30, 2006, two customers accounted for $3.5 million or 28.6% of our total revenues. During the same period in 2005, these same two customers accounted for $6.7 million or 43.9% of our total revenues.

As of September 30, 2006, these two customers accounted for $239,000 or 4.9% of our accounts receivable balance, all of which has been collected as of December 31, 2006. Although we have had a successful collection history with these customers, and do not foresee any collection issues, there can be no assurance that we will be able to collect outstanding balances and future invoices from them.

We have contractual obligations to provide consulting services over many periods.

We maintain a professional services and consulting workforce to fulfill contracts that we enter into with our customers that may extend over multiple periods. Our profitability is largely a function of performing against customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability under these contracts may be negatively impacted. In addition, if we are not able to obtain sufficient work to keep all of our professionals on revenue generating projects, our business, financial condition, and results of operations may be adversely affected.

If we fail to meet client expectations in the performance of our services, our business could suffer.

Our failure to meet client expectations in the performance of our services, including the quality, cost, and timeliness of our services, may adversely affect our ability to attract and retain clients. If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction. Such expenditures will typically result in a lower margin on such engagements and could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to maintain our listing on The Nasdaq Capital Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on The Nasdaq Capital Market, or Nasdaq. Continued listing on Nasdaq requires us to meet certain qualitative standards, including maintaining a certain number of independent Board members and independent audit committee members, and certain quantitative standards, including that we maintain at least $2.5 million in shareholders’ equity and that the closing price of our common stock not be less than $1.00 per share for 30 consecutive trading days

On September 27, 2006, we received written notification, or the notice, from Nasdaq that for 30 consecutive trading days the bid price of our common stock had closed below the minimum $1.00 per share required for continued listing under Nasdaq Marketplace Rule 4310(c)(4), or the rule. We have been provided an initial period of 180 calendar days, or until March 26, 2007, to regain compliance. The notice states the Nasdaq staff, or the staff, will provide written notification that the we have achieved compliance with the rule if at any time before March 26, 2007, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, although the notice also states that the staff has the discretion to require compliance for a period in excess of 10 consecutive business days, but generally no more than 20 consecutive business days, under certain circumstances.

If we cannot demonstrate compliance with the rule by March 26, 2007, the staff will determine whether we meet the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c), except for the bid price requirement. If we meet the initial listing criteria, the staff will notify us that we have been granted an additional 180 calendar day compliance period. If we are not eligible for an additional compliance period, the staff will provide written notice that our securities will be delisted. At that time, we may appeal the staff’s determination to delist our securities to a Listing Qualifications Panel. As of February 8, 2007, we do not meet the initial listing criteria of having shareholders’ equity of at least $5 million.

There can be no assurance that our common stock will trade above $1.00 per share or that we will meet all of the listing criteria for The Nasdaq Capital Market.

If our stock is delisted from The Nasdaq Capital Market or our share price declines significantly, then our stock may be deemed to be penny stock.

If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell their common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

If our stock is delisted from The Nasdaq Capital Market, we may be unable to license our products and sell our services to prospective or existing customers.

If our stock is delisted, our prospective and existing customers may lose confidence that we can continue as a viable business to provide support necessary to further develop our solutions and provide ongoing maintenance and consulting services. Prospective and existing customers could consider alternative solutions or significantly reduce the value they are willing to pay for our solutions to compensate for the potential added risk to their business. If our stock is delisted, our ability to meet our revenue goals could be adversely impacted, resulting in deterioration of the financial condition of our business.

Our success depends on our ability to retain key management personnel, whom we may not be able to retain.

We believe that our success depends on the continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our success could be adversely affected.

We may not be able to hire or retain enough additional personnel to meet our hiring needs.

Our success also depends on having highly trained professional services and software development personnel. If we are unable to retain our personnel, it could limit our ability to service our customers and design and develop products, which could reduce our attractiveness to potential customers, investors, or acquirers. We may need to hire additional personnel if our business grows. A shortage in the number of trained consultants and developers could limit our ability to implement our software if we are able to license software to new customers or if our present customers ask us to perform more services for them. Competition for personnel, particularly for employees with technical expertise, could be strong. Our business, financial condition, and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

Our cost containment and cost reduction initiatives may yield further unintended consequences, such as reduced employee morale, decreased productivity and disclosures of confidential information about us by employees that seek employment with others in violation of their confidentiality agreements with us.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results are difficult to forecast and could vary significantly. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may fall. Our quarterly operating results will be substantially dependent on software licenses and professional services booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions or professional services could cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels. Our quarterly operating results could fluctuate significantly due to other factors, many of which are beyond our control, including:

•	anticipated lengthy sales cycle for our products;

•	the size and timing of individual license transactions;

•	intense and increased competition in our target markets;

•	our ability to develop, introduce, and bring to market new products and services, or enhancements to our existing products and services, on a timely basis; and

•	risks associated with past acquisitions.

If we are able to grow our business, we may not be able to manage the growth successfully.

If we are able to grow our business, such growth could place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, we may not be able to limit our exposure to non-creditworthy customers.

We may issue our securities in capital raising or acquisition transactions, which could dilute our existing shareholders.

From time to time, we consider potential acquisitions in an attempt to grow our business. In addition, we may seek to raise additional capital. We may be required to incur debt or issue equity securities to pay for acquisitions or to raise additional capital, which may be dilutive to our existing shareholders.

New versions and releases of our products may contain errors or defects.

Our software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

We utilize third-party software that we incorporate into and include with our products and solutions, and impaired relations with these third-parties, defects in third-party software, or their inability or failure to enhance their software over time could have a material adverse effect on our operating performance and financial condition.

We incorporate and include third-party software into and with our products and solutions. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. If our relations with any of these third-party software providers become impaired, and if we are unable to obtain or develop a replacement for the software, our business could be harmed. Our products may be impacted if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

We have shifted a significant portion of our product development operations to India, which poses significant risks.

Since September 2003, an unrelated third-party has provided us with software development services in Bangalore, India. We have increased the proportion of our product development work being performed by contractors in India in order to take advantage of cost efficiencies associated with India’s lower wage scale. However, we may not achieve the cost savings and other benefits we anticipate from this program and we may not be able to find sufficient numbers of developers with the necessary skill sets in India to meet our needs. We have a heightened risk exposure to changes in the economic, security, and political conditions of India. Economic and political instability, military actions, and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and/or fail to attract new customers.

Our target markets are evolving and characterized by rapid technological change, with which we may not be able to keep pace.

The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards, and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition, and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services, and features of our software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our software products or fail to introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our software products, or if our improvements, enhancements, offerings, or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third-party technologies that are useful in our business, which we may not be able to do.

We may ultimately be unable to compete in the markets for the products and services we offer.

The markets for our software products and services are intensely competitive, which may result in low or negative profit margins and difficulty in achieving market share, either of which could seriously harm our business. We expect the intensity of competition to increase. Our software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers and consulting firms. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing, and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships, and other initiatives. Our competitors may also develop products or services that are superior to or have greater market acceptance than ours. If we are unable to compete successfully against our competitors, our business, financial condition, and operating results would be negatively impacted.

If we do not develop the “Verticalnet” brand in the supply management solution industry, our revenues might not increase.

We must establish and continuously strengthen the awareness of the “Verticalnet” brand in the supply management solution industry. If our brand awareness as a maker of supply management solution software does not develop, or if developed, is not sustained as a respected brand, it could decrease the attractiveness of our products and services to potential customers, which could result in decreased revenues.

We may not be able to protect our proprietary rights and may infringe the proprietary rights of others.

Proprietary rights are important to our success and to our competitive position. We may be unable to register, maintain, and protect our proprietary rights adequately. Although we file copyright registrations for the source code underlying our software, enforcement of our rights might be too difficult and costly for us to pursue effectively. We have filed patent applications for the proprietary technology underlying our software, but our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. Effective patent, copyright, and trade secret protection of our software may be unavailable or limited in certain countries. In addition, third parties may claim that our current or potential future products infringe their intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product and service delivery delays or require us to enter into royalty or licensing agreements, which, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

Several lawsuits have been brought against us and the outcome of these lawsuits is uncertain.

Several lawsuits have been brought against us and the underwriters of our stock in our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for that offering was materially misleading because it did not disclose these sales practices. We intend to vigorously defend ourselves against these lawsuits; however, no assurance can be given as to the outcome of these lawsuits.

Shares eligible for future sale by our current or future shareholders may cause our stock price to decline.

If our shareholders, option holders, warrant holders, or holders of convertible notes sell substantial amounts of our common stock in the public market, including shares issued in completed or future acquisitions, upon the exercise of outstanding options and warrants, or upon conversion of convertible notes, then the market price of our common stock could fall. We also have filed registration statements to register shares of common stock under our equity compensation and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and warrants, upon conversion of convertible notes, and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our Board of Directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

Our common stock price is likely to remain highly volatile.

The market for stocks of technology companies has been highly volatile since our initial public offering in 1999. Throughout this period, the market price of our common stock has reached extreme highs and lows, and our daily trading volume has been, and will likely continue to be, highly volatile. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price and trading volume, in some cases regardless of our operating performance, include, among other things:

•	general economic conditions, including suppressed demand for technology products and services;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	new products or services;

•	changes in the market valuations of other software or technology companies;

•	failure to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, or joint ventures;

•	our cash position and cash commitments;

•	our prospects for software sales and new customers; and

•	additions or departures of key personnel.

Acquisitions may disrupt or otherwise have a negative impact on our business.

We have made, and plan to continue to make, investments in and acquisitions of complementary companies, technologies, and assets. Future and past acquisitions are subject to the following risks:

•	acquisitions may cause a disruption in our ongoing business, distract our management and other resources, and make it difficult to maintain our standards, controls, and procedures;

•	we may acquire companies in markets in which we have little experience;

•	we may not be able to successfully integrate the services, products, and personnel of any acquisition into our operations;

•	we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for the acquisitions;

•	we may be exposed to unknown or undisclosed liabilities; and

•	our acquisitions may not result in any return on our investment and we may lose our entire investment.

Interruptions or delays in service from our third-party Web hosting facilities could impair the delivery of our service and harm our business.

We provide some of our services through computer hardware that is currently located in a third-party web hosting facility in Philadelphia, Pennsylvania operated by SunGard, Inc. We do not control the operation of this facility, and it may be subject to damage or interruption from floods, fires, power loss, telecommunications failures, and similar events. It may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct. Despite precautions taken at the facility, the occurrence of a natural disaster, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in our service. In addition, the failure by a facility to provide our required data communications capacity could result in interruptions in our service. While we are not aware of any such interruptions, if an actual or perceived interruption of our applications occurred or if our applications become unstable or unavailable, the perception by existing or potential customers of our applications could be harmed and we could lose sales and customers. In addition, we may be subject to service level penalties, which could materially and adversely affect our business, financial condition, and operating results.

If our security measures are breached and unauthorized access is obtained to a customer’s data, our on-demand applications may be perceived as not being secure and customers may curtail or stop using our service.

Our on-demand supply management application model involves the storage, analysis, and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss or corruption of this information, litigation, and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party obtains access to one or more of our customers’ data, our reputation could be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we are not aware of any such breach, if an actual or perceived breach of our security occurs, the perception by existing or potential customers of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If our software or the third-party software we use to support and enable our applications is subject to intrusion or corruption by third parties, our applications could become unstable or unavailable to our customers.

We use our own as well as third-party software to support or enable our applications and which may be subject to intrusion or corruption by third parties, which may render our on-demand applications unstable or unavailable to our customers. While we are not aware of any such intrusion, if an actual or perceived intrusion or corruption of our software or third-party software which we use to support or enable our applications occurs, and our applications become unstable or unavailable, the perception by existing or potential customers of our applications could be harmed and we could lose sales and customers.

If our on-demand application model is not widely accepted, our operating results will be harmed.

We expect to derive an increasing portion of our software revenues from subscriptions to our on-demand applications. As a result, widespread acceptance of our on-demand supply management applications is critical to our future success. Factors that may affect market acceptance of our on-demand applications include:

•	potential reluctance by enterprises to migrate to an on-demand application model;

•	the price and performance of our on-demand applications;

•	the level of customization we can offer;

•	the availability, performance, and price of competing products and services; and

•	potential reluctance by enterprises to trust third parties to store and manage their internal data.

Many of these factors are beyond our control. The inability of our on-demand applications model to achieve widespread market acceptance would harm our business.

Because we will recognize revenue from our on-demand applications over the term of the agreement, downturns or upturns in sales may not be immediately reflected in our operating results.

We will recognize revenue from customers with hosted term-based licenses over the term of their agreements, which are typically 12 to 24 months, although terms can range from one to 36 months. As a result, a portion of the revenue we report in each quarter will be from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter will not necessarily be fully reflected in the revenue in that quarter and may negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our on-demand application model will also make it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable agreement term.

We do not have an adequate history with our on-demand application model to predict the rate of customer renewals and the impact these renewals will have on our revenue or operating results.

Our customers have no obligation to renew their agreements for our service after the expiration of their initial contract period and some customers have elected not to do so. In addition, our customers may decide not to renew unless we offer lower prices or agree to reduce the number of users. We have limited historical data with respect to rates of customer renewals, so we may not be able to accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our applications or the customers’ ability to continue their operations and spending levels. If our customers do not renew their agreements for our on-demand supply management applications, our revenue may decline and our business may suffer.

Our future success also depends in part on our ability to sell additional features or functions of our applications, additional applications, or additional services to our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at our customers’ senior management. If these efforts are not successful, our business may suffer.

A failure to adequately expand our direct sales force may impede our growth.

We expect to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer base. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training, and retaining sufficient direct sales personnel. New hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent or future hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our products and services may suffer. We have also reduced our sales force as part of our cost containment and cost reduction initiatives. Our failure to field an effective sales organization could have a material adverse effect on our operating performance and financial condition.

If our goodwill or amortizable intangible assets become impaired we may be required to record a significant charge to earnings.

Under U.S. generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined resulting in an impact on our results of operations. In June 2006, based on our market capitalization as well as other business indicators (including our decreasing relationship with one of our largest customers), we concluded that we were required to assess whether any portion of our recorded goodwill balance or amortizable intangible assets were impaired. We concluded that goodwill was impaired in the amount of $9.9 million. If our market value continues to decline, we may get to a point where an additional impairment charge would be necessary. At that time, we may be required to record a significant charge to earnings in our financial statements during the period in which the amount of the impairment of our goodwill or amortizable intangible assets is determined.

Changes in the value of the U.S. dollar, in relation to the currencies of foreign countries where we transact business, could harm our operating performance and financial condition.

International operations represent an increasing portion of our revenues. We expect to continue to commit significant resources to our international sales and marketing activities. For international sales and expenditures denominated in foreign currencies, we are subject to risks associated with currency fluctuations, particularly as a result of the decline in the value of the U.S. dollar compared to other foreign currencies. Although such international revenues are increasing, we have not to date hedged our risks associated with foreign currency transactions in order to minimize the impact of changes in foreign currency exchange rates on earnings. In the event we do begin hedging activities, there is no guarantee our hedging strategy will be successful and that currency exchange rate fluctuations will not have a material adverse effect on our operating results.

Issuance of shares of common stock upon conversion or repayment of our convertible notes and exercise of warrants will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common stock.

We may issue shares of common stock (i) upon conversion of some or all of our convertible notes, (ii) in satisfaction of our principal and interest payment obligations under the convertible notes, in lieu of cash payments, and (iii) upon exercise of warrants. Any of these issuances will dilute the ownership interests of existing shareholders. Any sales in the public market of this common stock could adversely affect prevailing market prices of the common stock. In addition, the existence of these convertible notes and warrants may encourage short selling by market participants.

Our convertible notes and discount note are secured by substantially all of our assets.

The holders of convertible notes and discount note have a security interest in and a lien on substantially all of our assets, including our existing and future accounts receivable, cash, general intangibles (including intellectual property) and equipment. As a result of this security interest and lien, if we fail to meet our payment or other obligations under the convertible notes or the discount note, the holders of the convertible notes or the discount note would be entitled to foreclose on and liquidate substantially all of our assets. Under those circumstances, we may not have sufficient funds to service our day-to-day operational needs. Any foreclosure by the holders of the convertible notes or the discount note would have a material adverse effect on our financial condition.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q, 8-K, and amendments thereto. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 2 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock offered through this prospectus.

SELLING SHAREHOLDERS

Shares Being Registered

This prospectus relates to the public offering, which is not being underwritten, of 2,500,000 shares of common stock, none of which is outstanding and all of which may be issued as payment of principal and interest on our $6.6 million aggregate principal amount of senior secured convertible promissory notes due July 2007, or the convertible notes, or upon conversion of the convertible notes.

The shares of common stock being offered by this prospectus by the selling shareholders are issuable upon conversion of the convertible notes or as principal and interest payments on the convertible notes. We are registering the shares of common stock in order to permit the selling shareholders to offer the shares for resale from time to time.

On August 16, 2005, we entered into a private placement transaction with certain independent institutional investors pursuant to which we issued the convertible notes and warrants to purchase shares of common stock. The private placement transaction closed on August 16, 2005 and was exempt from the registration requirements of the Securities Act of 1933, as amended.

The convertible notes are convertible at any time in whole or in part into shares of our common stock, at the option of the note holder, at a conversion price of $4.90 per share (as adjusted for the reverse stock split), subject to adjustment upon certain conditions. The $4.90 conversion price for the convertible notes is subject to anti-dilution provisions in connection with certain future issuances of our securities as well as for adjustments for stock splits and the like. Specifically, if we issue shares of our common stock at a price below $4.90 per share, the conversion price will adjust to the same price as the shares of our common stock issued below $4.90 per share. The anti-dilution provisions above do not apply to certain excluded issuances, including the issuance of securities upon conversion of the convertible notes or the exercise of existing warrants, as payment of principal or interest on the convertible notes, pursuant to certain underwritten public offerings, pursuant to certain acquisitions by us, or upon the conversion or exercise of convertible securities or in connection with our stock option plans existing at the time the convertible notes were sold.

The convertible notes mature on July 2, 2007 and accrue interest at 9% per annum from the issue date. Interest is payable monthly, in arrears, beginning December 2005 until the earlier of the July 2, 2007 maturity date or the date of conversion of the convertible notes. Principal payments equal to 1/20th of the original principal amount of each convertible note are payable beginning in December 2005 and on the first business day of each month thereafter through July 2007 or the conversion date of the convertible notes, whichever is sooner. If a note holder converts a portion of its convertible note such that the remaining principal amount of the convertible note is less than 1/20th of the original principal amount of the convertible note, the remaining principal amount of such convertible note is then payable in full on the next monthly principal payment date.

At our discretion, we may pay the monthly principal and interest payments in cash, shares of our common stock or a combination of cash and common stock, subject to certain limitations set forth in the convertible notes. If the closing bid price of our common stock for the 20 trading days prior to the date we elect to pay in shares of our common stock is at least 115% of the $4.90 conversion price, the conversion price used for payments of principal and interest in shares of our common stock will be $4.90 per share. If the closing bid price is less than 115% of the $4.90 conversion price for such period, the conversion price will be equal to 85% of the average of the five lowest daily volume weighted average prices for the ten trading days prior to the date we elect to pay in shares of our common stock.

The convertible notes provide that if we are acquired or upon the occurrence of certain other events, which include the failure to make a timely payment, the failure to maintain the listing of our common stock on a satisfactory exchange or market, or the suspension of effectiveness of a registration statement registering the shares of our common stock underlying the convertible notes, the note holders may require us to prepay the convertible notes in cash at a price equal to 110% of the remaining principal amount of the convertible notes plus accrued and unpaid interest.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each selling shareholder. The column titled “Shares Beneficially Owned Before Offering” lists the number of shares of common stock beneficially owned by each selling shareholder, including the shares of common stock beneficially owned assuming conversion of the remaining principal amount of all the convertible notes into shares of common stock. The number of shares of common stock set forth in this column is based on the initial conversion price of the convertible notes, as adjusted for the reverse stock split, of $4.90 per share. However, as described above, the conversion price of the convertible notes is subject to adjustment from time to time.

The column titled “Shares Offered Hereby” lists the shares of common stock being offered pursuant to this prospectus by each selling shareholder assuming conversion of the convertible notes into shares of common stock. As described above, because the conversion price used for paying principal and interest on the convertible notes in shares of common stock and the conversion price otherwise used for converting the convertible notes into shares of common stock may be adjusted, the number of shares of common stock set forth in this column consists of our estimate of the shares of common stock that will be issued to the selling shareholders throughout the remaining term of the convertible notes.

As of February 9, 2007, we had 527 shares of common stock remaining available for issuance under the 2006 registration statement for payments on the convertible notes. This prospectus covers the resale by the selling shareholders of the sum of (i) the number of shares of common stock issuable as principal and interest payments throughout the remaining term of the convertible notes, and (ii) the number of shares of common stock issuable upon conversion of the convertible notes based on the remaining unpaid principal amount of the convertible notes, in each case excluding the shares of common stock available for issuance under the 2006 registration statement. Because the conversion price of the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Under the terms of the convertible notes, the selling shareholders may not convert the convertible notes to the extent such conversion would cause such selling shareholder to beneficially own a number of shares of common stock which would exceed 4.9% (or if the selling shareholder gives notice to such effect in accordance with the terms of the convertible notes, 9.9%) of our then outstanding shares of common stock following such conversion. The selling shareholders may waive any restrictions upon conversion of the convertible notes that would limit the number of shares of common stock that the selling shareholders could beneficially own. The number of shares in the columns titled “Shares Beneficially Owned Before Offering” and “Shares Offered Hereby” do not reflect this limitation.

Selling Shareholders

We have agreed with each selling shareholder to file a registration statement to register for resale the shares of common stock set forth below. Except as noted in the footnotes below, none of the selling shareholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities. Shares may also be sold by donees, pledgees, and other transferees or successors in interest of the selling shareholders.

The following table sets forth information, as of January 12, 2007, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of ownership for the selling shareholders disclosed in this table is based on 9,771,665 shares of common stock outstanding as of January 12, 2007, which includes 48,294 shares of common stock which are being held in escrow in connection with an acquisition. Both the number of shares listed as being offered by the selling shareholders in the table and the holders’ respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some, or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that the selling shareholders will own upon completion of this offering.

	Shares Beneficially Owned Before Offering			Shares Offered Hereby	Shares Beneficially Owned After Offering
Name	Number		Percentage		Number		Percentage
Alpha Capital AG (1)	81,685	(2)	*	209,153	51,072	(2)	*
Bristol Investment Fund, Ltd. (3)	75,989	(4)	*	52,915	68,244	(4)	*
CAMOFI Master LDC (5)	81,685	(2)	*	209,153	51,072	(2)	*
Castle Creek Technology Partners LLC (6)	431,801	(7)	4.32%	418,305	370,576	(7)	2.98%
DKR Soundshore Oasis Holding Fund Ltd. (8)	143,828	(2)	1.46%	209,153	113,215	(2)	*
Harborview Master Fund L.P. (9)	65,348	(10)	*	167,322	40,858	(10)	*
Iroquois Master Fund, Ltd. (11)	232,030	(12)	2.32%	481,051	161,621	(12)	1.30%
JGB Capital L.P. (13)	134,227	(14)	1.37%	125,492	115,859	(14)	*
Platinum Long term Growth I, LLC (15)	40,843	(16)	*	104,575	25,536	(16)	*
Portside Growth and Opportunity Fund (17)	40,843	(16)	*	104,575	25,536	(16)	*
Smithfield Fiduciary LLC (18)	81,685	(2)	*	209,153	51,072	(2)	*
Whalehaven Capital Fund Limited (19)	98,829	(20)	1.00%	209,153	68,216	(20)	*

	1,508,793	(21)	13.82%	2,500,000	1,142,877	(21)	8.76%

*	Less than 1 percent.
(1)	Konrad Ackerman and Raines Posch have voting and investment control over the securities held by Alpha Capital AG.
(2)	Includes warrants to purchase 51,072 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010.
(3)	Bristol Capital Advisors, LLC is the investment adviser to Bristol Investment Fund, Ltd. Paul Kessler is the manager of Bristol Capital Advisors, LLC and as such has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of such securities.
(4)	Includes warrants to purchase 51,072 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010. Also includes warrants to purchase 14,286 shares of common stock at an exercise price of $9.45 per share, which expire on April 15, 2009, and warrants to purchase 2,886 shares of common stock at an exercise price of $26.04 per share, which expire on July 26, 2009.
(5)	Richard Smithline has voting and investment control over the securities held by CAMOFI Master LDC. Mr. Smithline disclaims beneficial ownership of such securities.
(6)	As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC and has sole voting and investment control over the shares held by Castle Creek Technology Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Technology Partners LLC. As a result of Mr. Asher’s beneficial ownership interest in a number of broker-dealers, Castle Creek Technology Partners LLC is an affiliate of a number of broker-dealers. None of the broker-dealers is participating in this offering in any manner. Castle Creek Technology Partners LLC acquired the shares offered hereby in the ordinary course of business and, at the time of acquisition, had no agreement, understanding or arrangement with any other person, directly or indirectly, to dispose of the shares.
(7)	Includes warrants to purchase 102,143 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010. Also includes warrants to purchase 28,572 shares of common stock at an exercise price of $9.45 per share, which expire on April 15, 2009, warrants to purchase 5,771 shares of common stock at an exercise price of $26.04 per share, which expire on July 26, 2009, and warrants to purchase 25,715 shares of common stock at an exercised price of $8.75 per share, which expire on February 6, 2010.
(8)	The investment manager of DKR Soundshore Oasis Holding Fund Ltd. is DKR Oasis Management Company LP. DKR Oasis Management Company LP has the authority to do any and all acts on behalf of DKR Soundshore Oasis Holding Fund Ltd., including voting any shares held by DKR Soundshore Oasis Holding Fund Ltd. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of DKR Oasis Management Company LP. Mr. Fischer has sole voting and investment control over the securities held by DKR Soundshore Oasis Holding Fund Ltd. and has ultimate responsibility for trading with respect to DKR Soundshore Oasis Holding Fund Ltd. Mr. Fischer disclaims beneficial ownership of the shares.
(9)	Harborview Master Fund L.P. is a master fund in a master-feeder structure whose general partner is Harborview Advisors LLC. Richard Rosenblum and David Stefansky are the managers of Harborview Advisors LLC and have voting and investment control over the shares held by Harborview Master Fund L.P. and ultimate responsibility for trading with respect to Harborview Master Fund L.P. Messrs. Rosenblum and Stefansky disclaim beneficial ownership of the shares being registered hereunder.
(10)	Includes warrants to purchase 40,858 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010.
(11)	Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund, Ltd. Mr. Silverman disclaims beneficial ownership of these shares.
(12)	Includes warrants to purchase 117,465 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010. Also includes warrants to purchase 44,156 shares of common stock at an exercise price of $9.45 per share, which expire on May 28, 2010, held by Iroquois Capital, LP, which is the domestic feeder of Iroquois Master Fund, Ltd.
(13)	Brett Cohen has voting and investment control over the securities held by JGB Capital L.P. Mr. Cohen disclaims beneficial ownership of these securities.
(14)	Includes warrants to purchase 30,643 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010.

(15)	Mark Nordlich has sole voting and investment control over the securities held by Platinum Long term Growth I, LLC. Mr. Nordlich disclaims beneficial ownership of these securities.
(16)	Includes warrants to purchase 25,536 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010.
(17)	Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over the securities held by Portside Growth and Opportunity Fund. Ramius Capital Group, LLC disclaims beneficial ownership of the shares held by Portside Growth and Opportunity Fund. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC. As a result, Messrs. Cohen, Stark, Strauss, and Solomon have shared voting and investment control over the shares held by Portside Growth and Opportunity Fund and may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital Group, LLC. Messrs. Cohen, Stark, Strauss, and Solomon disclaim beneficial ownership of these shares. The investment adviser to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. An affiliate of Ramius Capital Group, LLC is a NASD member. This affiliate is a wholly-owned subsidiary of Ramius Capital Group, LLC. Portside Growth and Opportunity Fund and this affiliate are under common control of Ramius Capital Group, LLC. However, this affiliate will not sell any shares purchased in this offering by Portside Growth and Opportunity Fund and will receive no compensation whatsoever in connection with sales of shares purchased in this transaction. Portside Growth and Opportunity Fund purchased the shares offered hereby in the ordinary course of business and, at the time of acquisition, had no agreement, understanding or arrangement with any other persons, directly or indirectly, to dispose of the shares.
(18)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting and investment control over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Mr. Dubin, and Mr. Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.
(19)	Arthur Jones, Trevor Williams and Marco Weisfeld, as directors, and Michael Finkelstein, as the investment manager, have voting or investment control over the securities held by Whalehaven Capital Fund Limited.
(20)	Includes warrants to purchase 51,072 shares of common stock at an exercise price of $0.88 per share, which expire on August 16, 2010. Also includes warrants to purchase 11,430 shares of common stock at an exercise price of $8.75 per share, which expire on February 6, 2010.
(21)	Includes warrants to purchase an aggregate of 781,429 shares of common stock.

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

The selling shareholders may also engage in short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended. Discounts, concessions, commissions, and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933, as amended.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act of 1933, as amended.

The selling shareholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

The selling shareholders must conduct their sales in accordance with all rules promulgated under the Securities Exchange Act of 1934, as amended, including those provided pursuant to Regulation M under the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Digital Union UK Limited (predecessor to Digital Union Limited) as of December 31, 2004, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of H.W. Fisher & Company, independent auditors, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder, or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

The SEC permits us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is completed:

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (including portions of our definitive Proxy Statement for the 2006 Annual Meeting of Shareholders incorporated by reference therein);

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(c)	Our Current Reports on Form 8-K, filed with the SEC on January 6, 2006, February 3, 2006, February 16, 2006 (other than information furnished pursuant to Item 2.02 and the related exhibit), March 7, 2006, March 23, 2006, April 11, 2006, May 1, 2006, May 19, 2006, June 7, 2006, June 14, 2006, July 6, 2006, July 25, 2006, August 7, 2006, August 17, 2006, September 1, 2006, October 3, 2006, November 8, 2006, December 7, 2006, December 20, 2006 (other than the information furnished on Exhibit 99.1 pursuant to Item 7.01), January 5, 2007 and February 7, 2007;

(d)	The financial information contained in our Current Report on Form 8-K, as amended, filed with the SEC on October 7, 2005; and

(e)	The description of our common stock contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.

If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 400 Chester Field Parkway, Malvern, Pennsylvania 19355, Attention: Christopher G. Kuhn, (610) 240-0600. These documents are publicly available, free of charge, on our website at www.verticalnet.com.

In addition, we file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website that contains all information filed electronically by us. The address of the SEC’s Web site is http://www.sec.gov.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

VERTICALNET, INC.

2,500,000 SHARES

OF COMMON STOCK

PROSPECTUS

February 13, 2007